

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2023

Al Kapoor
Chief Executive Officer
OmniLit Acquisition Corp.
1111 Lincoln Road , Suite 500
Miami Beach , FL 33139

> **Re: OmniLit Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 12, 2023**
> **File No. 333-271822**

Dear Al Kapoor:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2023 letter.

Amendment No. 2 to Form S-4 filed July 12, 2023

Summary Historical Financial Information of Syntec Optics, page 37

1. Please revise to present the Statement of Operations and Statement of Cash Flows separately.

The ability of OmniLit's public stockholders to exercise redemption rights with respect to a large number of shares, page 56

2. We note your response to previous comment 4. Please revise to define the communications and sensing end-markets.

Sources and Uses for the Business Combination, page 93

3.   Revise to include information as of a more recent practicable date.

Background of the Business Combination, page 104

4.   We note your response to previous comment 29 and re-issue in part. Please revise to include context for the development of the negotiations by explaining why Syntec Optics was not included as a potential candidate during the initial evaluations conducted during 2021 and early 2022.

The OmniLit Board and Special Committee's Reasons for the Approval of the Business Combination, page 105

5.   We note your response to previous comment 33. Please revise to clarify how in light of the conflicts of interests, the Board recommended to approve the Business Combination.

Summary of OmniLit Financial Analysis, page 107

6.   We note your revised disclosure in response to previous comment 34 and re-issue the comment in part. Please expand on how the four companies in the Peer Group were selected. For example, your disclosure notes that "the basis for which these companies were selected included qualitative aspects that they demonstrated including a combination of comparable products, end-markets served, and platforms, amongst other attributes." Please expand on the specific attributes used to select the four entities in the Peer Group. Additionally, please note if there were any entities considered for, but ultimately excluded from Peer Group. Finally, we note your statement that "The median multiple of the selected companies were then applied to Syntec Optics 2024 projected results to determine the implied enterprise value for Syntec Optics." Please disclose the implied enterprise value for Syntec Optics that resulted from this analysis.

U.S. Federal Income Tax Considerations, page 124

7.   We note your response to previous comment 35 and re-issue the comment in part. Please remove the reference to "certain" material U.S. federal income tax considerations from the introductory language. The use of such terms in either the heading or the introductory language may suggest that the author of the opinion may be omitting a material tax consequence. Additionally, the discussion of whether the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code appears limited to a statement regarding the intended tax treatment and the consequences of the tax treatment. Please revise the tax disclosure to express a conclusion for each material federal tax consequence and the basis for such opinion. A description of the law does not satisfy the requirement to provide an opinion on the material tax consequences of the transaction. Finally, we note that the opinion states that the Merger "should" qualify as a

reorganization rather than that it "will" qualify. Please revise your disclosure or opinion to explain why you cannot give a "will" opinion and to describe the degree of uncertainty in the opinion. For guidance, refer to Staff Legal Bulletin No. 19.

Management of New Syntec Optics After the Business Combination, page 153

8.   We note your response to previous comment 38 and re-issue the comment. For each director nominee, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director of the Company. Please refer to Item 401(e) of Regulation S-K.

Executive and Director Compensation of Syntec Optics
Director Compensation Table - Fiscal 2022, page 155

9.   We note your response to previous comment 47 regarding certain management fees paid to the majority stockholder for management services provided to the Company. To the extent you do not believe Mr. Kapoor constitutes an executive officer for purposes of Item 402 of Regulation S-K, please disclose these management fees in the Director Compensation Table. Please refer to Compliance Disclosure Interpretations, Regulation S-K, Interpretive Responses Regarding Particular Situations, Section 227.01.

Non-GAAP Financial Measures, page 172

10.   We refer to our prior comments 43 and 44. Please tell us where you disclose what is included in your adjustment for nonrecurring items and why you believe it is appropriate to exclude these items. Explain to us the nature of the nonrecurring costs and the transaction costs and tell us why you refer to them as non-recurring when they are included in multiple periods.

Syntec Optics' Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Years Ended December 31, 2022 and 2021, page 172

11.   We note your response to previous comment 45 and re-issue the comment in part. With respect to the 112.1% year-over-year decrease in net income primarily due to higher costs, please note the primary drivers of the cost increases and if you expect them to be temporary or permanent.

Syntec Financial Statements for the Years Ended December 31, 2022 and 2021
Note 2. Revenue Recognition
Disaggregated Revenues, page F-46

12.   We refer to our prior comment 49 noting that a significant amount of your revenues are related to products as shown in the table on page F-46. Please revise to further breakdown your product sales by market as discussed elsewhere in the filing or tell us why you do not believe this is appropriate.

Al Kapoor
OmniLit Acquisition Corp.
August 4, 2023
Page 4

Note 6. Loan to Stockholder, page F-47

13.   We refer to our prior comment 50. Please clarify if you wrote off the note and provide us with your basis for that accounting treatment, including the authoritative literature upon which you relied.

    You may contact Julie Sherman at 202-551-3640 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Christopher J. Capuzzi. Esq.